EXHIBIT 99.1

INNATE PHARMA REPORTS THIRD QUARTER 2026 BUSINESS AND FINANCIAL UPDATE

Marseille, France, November 5, 2026

•Phase 1 dose-escalation data for Nectin-4 ADC IPH4502 to be presented at ENA 2026 on November 18, followed by a webcast and in-person event
•Lacutamab, partnered with Sobi, progressing toward first patient dosing in the Phase 3 TELLOMAK-3 trial in Q1 2027, with an FDA accelerated approval filing planned in Sézary syndrome in H2 2027
•AstraZeneca-led PACIFIC-9 Phase 3 trial of durvalumab in combination with monalizumab or oleclumab in unresectable Stage III NSCLC, readout expected in the first half of 2027
•Cash position of €96.8 million1 as of September 30, 2026; anticipated cash horizon until the end of Q1 2028
•Conference call to be held today at 2:00 p.m. CET / 8:00 a.m. ET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its financial update for the nine months ended September 30, 2026.

“As we approach year-end, our strengthened cash position enables us to work towards executing the next steps in advancing our strategic priorities,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “We look forward to presenting Phase 1 dose-escalation data from IPH4502, our differentiated Nectin-4 ADC, on November 18, while actively preparing for first patient dosing in the Phase 3 TELLOMAK-3 study of lacutamab in Q1 2027. We also look forward to the readout of the AstraZeneca-led PACIFIC-9 Phase 3 trial, which includes monalizumab and is now expected in the first half of 2027.”

1 Including short term investments (€20.6m) and non-current financial instruments (€6.0m).

Webcast and conference call will be held today at 2:00pm CET (8:00am ET)
Access to live webcast:
Click here

Participants may also join via telephone using the registration link below:
Click here

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights
IPH4502 (Nectin-4 exatecan ADC):
•IPH4502 is Innate Pharma’s proprietary Nectin-4-targeting ADC, combining a differentiated antibody, a proprietary stable linker and an exatecan payload, with the potential to overcome Enfortumab Vedotin (EV) resistance in urothelial carcinoma (UC) and target tumors with low or heterogeneous Nectin-4 expression beyond UC. IPH4502 is currently being evaluated in a Phase 1 trial in advanced solid tumors known to express Nectin-4 (IPH4502-101; NCT06781983).
•As announced in July 2026 (Link PR), enrollment in the Phase 1 dose-escalation of the IPH4502-101 study is complete, with 76 patients enrolled across multiple solid tumor types.
•Phase 1 dose-escalation data will be presented as a poster at the 38th EORTC-NCI-AACR (ENA) Symposium on Molecular Targets and Cancer Therapeutics, on November 18, 2026 (Barcelona).
•Following the ENA presentation, Innate Pharma will host a hybrid event focused on IPH4502 on November 18, 2026, at 4:00 pm GMT (11:00 am ET) with in-person attendance in London at the IET London, Savoy Place and a live webcast accessible here.

Lacutamab (anti-KIR3DL2 antibody), developed in collaboration with Sobi:
•As announced on August 10, 2026 (Link PR), Innate Pharma entered a strategic partnership with Sobi to license lacutamab in T-cell lymphoma.
•Following closing of the transaction, Innate is advancing TELLOMAK-3, the confirmatory Phase 3 study of lacutamab in Cutaneous T Cell Lymphoma (CTCL), with first patient dosing expected in Q1 2027.
•Phase 3 TELLOMAK-3 includes a confirmatory cohort in Sézary syndrome and a registrational cohort in Mycosis Fungoides.
•Innate plans an FDA filing in H2 2027 for accelerated approval in Sézary syndrome based on the existing Phase 2 TELLOMAK data once the confirmatory Phase 3 study is underway (Link PR).

Monalizumab (anti-NKG2A antibody), developed in collaboration with AstraZeneca:
•Enrollment is complete in the AstraZeneca-sponsored Phase 3 PACIFIC-9 study evaluating durvalumab in combination with monalizumab or oleclumab in patients with unresectable Stage III NSCLC who have not progressed following platinum-based chemoradiation therapy.
•As announced on October 27 (Link PR), AstraZeneca has updated the expected timing for the PACIFIC-9 Phase 3 trial high-level data readout to the first half of 2027, from the second half of 2026 previously. The revised timing reflects the event-driven nature of the study.

Corporate update
•Frédéric Lombard, Chief Financial Officer, will step down from his position on December 31, 2026, to pursue new career opportunities. The Company thanks him for his contributions and dedication during his time with the Company. The Company has initiated a search of potential candidates to replace Mr. Lombard.
•As of September 30, 2026, the balance available under our April 2023 sales agreement under the At-The-Market program remains at $75 million.

Financial highlights for Q3 2026
Cash, cash equivalents and financial assets of the Company amounted to €96.8 million as of September 30, 2026, which includes the $75 million upfront payment resulting from the closing of the Sobi transaction and the aggregate gross proceeds from the €30 million private placement offering of ordinary shares that occurred in August 2026. Also as of September 30, 2026, financial liabilities amounted to €16.2 million.

Revenues for the first nine months of 2026 amounted to €3.4 million (€2.3 million for the same period in 2025). Revenue from collaboration and licensing agreements mainly results from the partial or entire recognition of the proceeds received pursuant to the co-development and license agreements with AstraZeneca and research collaboration and license agreements with Sanofi.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.

Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors
For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Stéphanie Cornen
VP, Investor Relations & Corporate Communications
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Media
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